SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                           INFORMATION TO BE INCLUDED
                               IN STATEMENTS FILED
                            PURSUANT TO RULE 13d-1(a)
                          AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 4)


                                 NaviSite, Inc.
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)

                                    63935M109
                                 (CUSIP Number)

                                 Greg Underwood
                          ClearBlue Technologies, Inc.
                          100 First Street, Suite 2000
                         San Francisco, California 94105
                                 (415) 869-7100

            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                February 19, 2003
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

                         (Continued on following pages)

--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ClearBlue Technologies, Inc.
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)
             [X]
             (b)
             [
             ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [  ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7. SOLE VOTING POWER
  NUMBER OF                   0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8. SHARED VOTING POWER
  OWNED BY                    1,213,037 (See Item 5)
    EACH          --------------------------------------------------------------
 REPORTING                 9. SOLE DISPOSITIVE POWER
   PERSON                     0
    WITH          --------------------------------------------------------------
                           10.SHARED DISPOSITIVE POWER
                              1,213,037 (See Item 5)
                           -----------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,213,037 (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [  ]
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.36% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ClearBlue Atlantic, LLC
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)
      [X]
      (b)
      [
      ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [  ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7. SOLE VOTING POWER
  NUMBER OF                   8,678,577
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8. SHARED VOTING POWER
  OWNED BY                    20,240,971 (See Item 5)
    EACH          --------------------------------------------------------------
 REPORTING                 9. SOLE DISPOSITIVE POWER
   PERSON                     8,678,577
    WITH          --------------------------------------------------------------
                           10.SHARED DISPOSITIVE POWER
                              20,240,971 (See Item 5)
                           -----------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         20,240,971  (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [  ]
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         85.71% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

         CO
 -------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Atlantic Investors, LLC
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)
          [X]
          (b)
          [
          ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [  ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7. SOLE VOTING POWER
  NUMBER OF                   8,678,577
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8. SHARED VOTING POWER
  OWNED BY                    20,240,971 (See Item 5)
    EACH          --------------------------------------------------------------
 REPORTING                 9. SOLE DISPOSITIVE POWER
   PERSON                     8,678,577
    WITH          --------------------------------------------------------------
                           10.SHARED DISPOSITIVE POWER
                              20,240,971 (See Item 5)
                           -----------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         20,240,971 (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [  ]
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         85.71% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

         CO
 -------------------------------------------------------------------------------

                         Amendment No. 4 to Schedule 13D

         This statement constitutes Amendment No. 4 to the Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock") of NaviSite, Inc. (the "Issuer") filed jointly by ClearBlue Technologies Equity, Inc., ("CBTE"), ClearBlue Finance, Inc. ("CBF"), ClearBlue Technologies, Inc. ("ClearBlue"), ClearBlue Atlantic LLC ("CBA"), and Atlantic Investors LLC ("AI") on September 18, 2002. This statement is being filed in order to amend Items 6 and 7.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         Involving Securities of the Issuer.
   -----------------------------------------------------------------------
         On February 19, 2003, ClearBlue Atlantic entered into a Shareholders Agreement with Hewlett-Packard Financial Services Company ("HPFS") pursuant to which, during the term of such agreement (i) in the event HPFS proposes to sell any or all of its Common Stock, HPFS shall give ClearBlue Atlantic a right of first refusal to purchase such Common Stock, (ii) in the event ClearBlue Atlantic proposes to sell any or all of its Common Stock, HPFS shall have a proportional right to sell any or all of its shares to the prospective transferee of ClearBlue Atlantic and (iii) in the event ClearBlue Atlantic and the Board of Directors of the Issuer approve a bona fide sale of all of the Common Stock to an unaffiliated third party, HPFS shall vote for, consent to and raise no objection against such sale.
         To the best of the Filing Persons' knowledge, except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filing Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To be Filed as Exhibits.
         --------------------------------

Exhibit A: Officers and Directors of CBTE, CBF, ClearBlue, ClearBlue Atlantic and Atlantic Investors.**

Exhibit B: Joint Filing Agreement dated as of September 16, 2002 between CBTE, CBF and ClearBlue.*

Exhibit C:        The Note and Stock Purchase Agreement dated as of
                  September 11, 2002 between CMGI and ClearBlue.*

Exhibit D:        The Note and Stock Purchase Agreement dated as of
                  September 11, 2002 between HPFS and ClearBlue.*

Exhibit E:        Joint Filing Agreement dated as of December 20, 2002 between
                  CBTE, CBF, ClearBlue, ClearBlue Atlantic and Atlantic
                  Investors.**

Exhibit F: Shareholders Agreement between ClearBlue Atlantic LLC and Hewlett-Packard Financial Services Company dated February 19, 2003.

* Incorporated by reference to the Schedule 13D filed by ClearBlue on September 18, 2002.

** Incorporated by reference to Amendment No. 3 to the Schedule 13D filed by ClearBlue on December 20, 2002.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2003

CLEARBLUE TECHNOLOGIES EQUITY, INC.


By: _/s/ Gabriel Ruhan
Name: Gabriel Ruhan
Title: Vice President


CLEARBLUE FINANCE, INC.


By:_/s/ Gabriel Ruhan
Name: Gabriel Ruhan
Title:  Vice President

CLEARBLUE TECHNOLOGIES, INC.


By: _/s/ Gabriel Ruhan
Name:  Gabriel Ruhan
Title:    Chief Financial Officer

CLEARBLUE ATLANTIC LLC

By: Atlantic Investors, LLC, its Managing Member

By Madison Technology LLC, a Managing member

By:  /s/ Arthur Becker
Name: Arthur Becker
Title:    Managing Member

ATLANTIC INVESTORS LLC

By: Madison Technology LLC, a Managing Member

By:   /s/ Arthur Becker
Name:  Arthur Becker
Title:    Managing Member

                                                                   Exhibit F

                             SHAREHOLDERS AGREEMENT

This SHAREHOLDERS AGREEMENT (this "Agreement") is entered into this 19th day of February, 2003 by and among ClearBlue Atlantic LLC, ("ClearBlue Atlantic"), and Hewlett-Packard Financial Services Company ("HPFS," and together with ClearBlue Atlantic, the "Stockholders").
                                    Recitals

WHEREAS, the Stockholders own certain shares of common stock (the "Common Stock") of NaviSite, Inc. (the "Company"); NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties to this Agreement hereby agree as follows: 1. Right of First Refusal.

1.1 If at any time a Minority Stockholder (as defined in Section 4 below) proposes to sell all or any of its shares of Common Stock (the "Minority Shares") to any person other than a Permitted Transferee, as hereinafter defined, such stockholder (the "Offering Stockholder") shall deliver to the Majority Stockholder (as defined in Section 4 below) written notice of such proposal (the "Notice"). The Notice shall describe the number of Minority Shares to be sold, the price offered to be paid for such shares (the "Offered Price") and the nature of the transfer. The Majority Stockholder shall have ten (10) business days from the date of receipt of the Notice to deliver to the Offering Stockholder written notice exercising the Majority Stockholder's right to purchase the number of Minority Shares specified in the terms of the Notice at the Offered Price (the "Purchase Notice"). Promptly after receipt by the Offering Stockholder of the Purchase Notice, if any, the Majority Stockholder and the Offering Stockholder shall enter into definitive transaction documents for the purchase of such shares by the Majority Stockholder at the Offered Price upon the terms and conditions stated in the Notice.

1.2 If the Majority Stockholder does not deliver the Purchase Notice to the Offering Stockholder within the ten (10) day period, the Offering Stockholder shall have forty-five (45) calendar days from the date on which the Notice was delivered to the Majority Stockholder to complete the proposed sale of shares contemplated pursuant to the terms of the Notice. If at the end of the forty-five (45) day period the Offering Stockholder has not completed such sale, the provisions of this Section 1 must be satisfied again before the shares subject to the Notice may be sold.

1.3 A "Permitted Transferee" shall mean any Minority Stockholder, a Minority Stockholder's Affiliates, or any such Minority Stockholder's or Minority Stockholder's Affiliate's parents, spouse, children, or grandchildren or a trust for the benefit of any of the foregoing, provided that such Permitted Transferee agrees in writing to be bound by the terms of this Agreement. An "Affiliate" shall mean, with respect to a Minority Stockholder, any person that, directly or indirectly, controls, is controlled by, or is under common control with, such Minority Stockholder, whether by contract, through one or more intermediaries, or otherwise.

1.4 Notwithstanding the foregoing, the provisions of Section 1 shall not apply to the sale of any Minority Shares pursuant to Sections 4 or 5 of this Agreement.

2. [Reserved].

3. [Reserved].

4. Tag Along Rights.

4.1 If at any time ClearBlue Atlantic and any of its affiliates (the "Majority Stockholder(s)") desire(s) to sell or transfer any or all of the Common Stock owned by the Majority Stockholder(s) (the "Majority Shares") pursuant to a bona fide offer from any unaffiliated third party (the "Prospective Transferee"), the Majority Stockholder(s) shall deliver written notice (the "Tag-Along Offer") to HPFS and any stockholders who acquired shares directly or indirectly from HPFS and who are parties to this Agreement (HPFS and any such person who has acquired such shares being collectively referred to herein as the "Minority Stockholders") giving the Minority Stockholders the right to sell any or all of their shares of the Common Stock in accordance with this Section 4. The Tag-Along Offer shall disclose the identity of the Prospective Transferee, the number of Majority Shares proposed to be sold, the total number of shares of Common Stock owned by the Majority Stockholder(s), the terms and conditions, including price, of the proposed sale, and any other material facts relating to the proposed sale.

4.2 Each Minority Stockholder shall have the right, exercisable as set forth below, to accept the Tag-Along Offer for any or all of their shares of Common Stock on the terms set forth in the Tag-Along Offer; provided, that no Minority Stockholder shall be obligated (x) to provide any indemnity for the representations, warranties or covenants of the Majority Stockholder(s) or (y) to make any representations or warranties other than with respect to its authority and its ownership of the Common Stock. Each Minority Stockholder shall, within ten (10) business days after receipt of the Tag-Along Offer, provide the Majority Stockholder(s) with an irrevocable written notice (the "Exercise Notice") specifying the maximum number of shares of Common Stock then held by such Minority Stockholder that the Minority Stockholder desires to sell. Any Minority Stockholder that does not accept the Tag-Along Offer within ten (10) business days following its receipt thereof, by delivering an Exercise Notice in accordance with this Section 4.2, shall be deemed to have waived any and all rights under this Section 4 with respect to the sale pursuant to such Tag-Along Offer. Delivery of the Exercise Notice by a Minority Stockholder shall constitute an irrevocable acceptance of the Tag-Along Offer by such Minority Stockholder for all of the shares specified in the Exercise Notice. To the extent that the Prospective Transferee is unwilling to purchase all of the shares proposed to be sold by the Majority Stockholder(s) and the Minority Stockholders, the number of shares to be sold by each shall be reduced pro rata such that the aggregate amount of shares to be purchased from the Majority Stockholder(s) and the Minority Stockholders is acceptable to the Prospective Transferee.

4.3 Not less than ten (10) business days prior to the proposed date of any sale pursuant to a Tag-Along Offer, the Majority Stockholder(s) shall notify the Minority Stockholders that have delivered an Exercise Notice of the proposed sale date and the number of shares of Common Stock to be sold be each Majority Stockholder and Minority Stockholder. Not less than five (5) business days prior to the proposed sale date, each Minority Stockholder shall deliver to the Majority Stockholder(s) a limited power-of-attorney authorizing the Majority Stockholder(s) to transfer such Minority Stockholder's shares pursuant to the terms and conditions set forth in the Tag-Along Offer.

4.4 The Majority Stockholder(s) will have ninety (90) calendar days from the date on which the Tag-Along Offer is delivered to the Minority Stockholders to consummate the sale of shares contemplated in the Tag-Along Offer on substantially the same terms contained in the Tag-Along Offer. If at the end of such ninety (90) day period the Majority Stockholder(s) have not completed such sale (for any reason other than a failure of any Minority Stockholder to perform its obligations under this Section 4), the right of the Majority Stockholder(s) to effect such sale shall terminate, and the provisions of this Section 4 must be satisfied again before the Offered Securities may be issued and sold.

4.5 Notwithstanding anything contained in this Section 4, there shall be no liability on the part of the Majority Stockholder(s) to the Minority Stockholders if the sale of shares pursuant to this Section 4 is not consummated for whatever reason whatsoever. The decision as to whether to effect a sale pursuant to this Section 4 is in the sole and absolute discretion of the Majority Stockholder(s).

5.       Drag-Along  Rights.
         If the Board of Directors  of the Company and the  Majority Stockholder
         (s)approve a bona fide sale of all of the Company's Common Stock to an unaffiliated third party pursuant to which all Stockholders
         will  receive   identical consideration for their shares of Common
         Stock, the Minority  Stockholders shall vote for, consent to, and raise no objection against, such sale. If the sale is structured as a merger or consolidation, the Minority Stockholders shall (i) waive any dissenters' rights, appraisal rights or similar rights in connection therewith, (ii) agree to sell all of their shares on the same terms and conditions applicable to the Majority Stockholder(s) (provided, that no Minority Stockholder shall be obligated to make any representations, warranties or covenants except as to ownership and title of its shares of Common Stock),  and (iii) take
         all commercially   reasonable   actions  in  connection  with  the
         consummation of the sale and the distribution of the aggregate consideration from such sale as requested by the Majority
         Stockholder (s).

6.       [Reserved].

7. After-Acquired Shares. All of the provisions of this Agreement shall apply to all shares of the Company's equity securities now owned by or which may be issued or transferred hereafter to any of the parties hereto or any persons who become parties hereto in consequence of any additional issuance, purchase, exchange, conversion or reclassification of the Company's equity securities, corporate reorganization, or any form of recapitalization, consolidation, merger, share split, share dividend, distribution or transfer or which are acquired by such person in any manner whatsoever.

8.       [Reserved].

9. Termination. This Agreement shall remain in effect until the earlier to occur of (i) the tenth (10th) anniversary of the date hereof and (ii) with respect to any Stockholder, the date on which such Stockholder no longer owns any shares of the Common Stock.

10.      Legend.

(a) Concurrently with the execution of this Agreement, there shall be imprinted or otherwise placed, on certificates representing the Common Stock the following restrictive legend (the
         "Legend"):

         "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A SHAREHOLDERS AGREEMENT DATED AS OF JANUARY 28, 2003, WHICH PLACES CERTAIN RESTRICTIONS ON THE SALE, PLEDGE, TRANSFER, HYPOTHECATION AND VOTING OF THE SHARES REPRESENTED HEREBY. ANY PERSON ACCEPTING ANY INTEREST IN SUCH SHARES SHALL BE DEEMED TO HAVE AGREED TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH SHAREHOLDERS AGREEMENT. A COPY OF SUCH SHAREHOLDERS AGREEMENT WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO CLEARBLUE ATLANTIC, LLC AT ITS PRINCIPAL PLACE OF BUSINESS."

11.      Miscellaneous.

11.1 Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may be reasonably necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

11.2 Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the transactions contemplated herein, and supersedes all prior oral or written agreements, commitments or understandings with respect to the matters provided for herein.

11.3 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs, executors, administrators, legal representatives and permitted assigns.

11.4 Amendment and Waiver. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Stockholders unless such modification, amendment or waiver is approved in writing by all the Stockholders. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

11.5 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event, this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

11.6 Governing Law. This Agreement, the rights and obligations of the parties hereto and any claims or disputes relating hereto, shall be governed by and construed in accordance with the substantive laws of the state of Delaware, excluding the choice of law provisions thereof.

11.7 Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, mailed by certified mail (postage prepaid and return receipt requested), sent by reputable overnight courier service (charges prepaid) or transmitted by facsimile to each party at the address set forth below. Notices shall be deemed to have been given hereunder when delivered personally or by facsimile, three (3) calendar days after deposit in the U.S. mail and one (1) calendar day after deposit with a reputable overnight courier service to the party's address listed on the signature pages of this Agreement.

11.8 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

11.9 Assignment. The provisions of this Agreement shall be binding upon the successors in interest to any of the shares of Common Stock held by the Stockholders.

11.10 Execution in Counterparts. This Agreement maybe executed in two or more counterparts, each of which shall constitute an original but all of which, when taken together, shall constitute one instrument.

IN WITNESS WHEREOF the parties hereby execute this Agreement as of the date first written above.
HEWLETT-PACKARD FINANCIAL SERVICES COMPANY
420 Mountain Avenue
Murray Hill, New Jersey  07974
By:__/s/ Thomas G. Adams
     -------------------
     Name: Thomas G. Adams
     Title: VP and CFO


CLEARBLUE ATLANTIC, LLC
20 East 66th Street, 2nd Floor
New York, NY 10021
By:  Atlantic Investors, LLC, its Managing Member

By: Madison Technology LLC, its Managing Member

By:__/s/ Arthur Becker
Name: Arthur Becker
Title: Managing Member

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